

Mail Stop 3720

November 9, 2016

Wayne T. Smith
Chief Executive Officer
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, TN 37067

> **Re:   Community Health Systems, Inc.
> Form 10-K for Fiscal Year Ended December 31, 2015
> Filed February 17, 2016
> Response dated October 25, 2016
> File No. 001-15925**

Dear Mr. Smith:

We have reviewed your October 25, 2016 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.  Our references to prior comments are to comments in our October 11, 2016 letter.

Form 10-K for Fiscal Year ended December 31, 2015

1.   We note from your response to our prior comment 3 that a key determining factor for your use of Adjusted EBITDA as a measure of liquidity is the use of a similar measure, Consolidated EBITDA, in your covenant calculations.  Please revise this measure to present it as it is calculated in your covenant agreement.  If you wish to include a non-GAAP liquidity measure of Adjusted EBITDA in your Form 10-K that is different than the measure in your covenant agreement, please revise your Adjusted EBITDA measure to include all cash settled charges as required by Item 10(e)(1)(ii)(A).  Refer to C&DI 102.09.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications